Mail Stop 4561

								April 4, 2006





John P.  Amboian
Principal Executive Officer
Nuveen Commodities Income and Growth Fund
333 West Wacker Drive
Chicago, Illinois  60606

Re:	Nuveen Commodities Income and Growth Fund
	Amendment No. 1 to Registration Statement on Form S-1
      Filed on March 10, 2006
	File No. 333-130360

Dear Mr. Amboian:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form S-1
General

1. Please include all the omitted disclosure in your next amendment, including your financial statements and the exhibits to your registration statement, including legal and tax opinions from counsel. Alternatively, please provide us with drafts of the legal and tax opinions so that we have an opportunity to review them.

2. Please note that the Division of Investment Management is continuing to review comment no. 2 and may have additional comments.

3. We note that you will report your holdings on a quarterly (or monthly) basis, but that NAV will be calculated daily. Please advise us as to why you do not intend to report your holdings on a daily basis concurrently with NAV. In connection with this, please explain how you expect investors or the market to react to a sharp increase or decrease in the fund`s NAV without knowledge of the fund`s holdings.

4. Please indicate whether the Master Fund was created solely for the purposes of the Fund or whether it will solicit additional investors.
If it will be available to outside investors, include additional disclosure regarding how this may affect the performance of the fund.

5. Please disclose, in an appropriate location, whether AMEX intends to publish an intra-day indicative value of the fund and the units which is meant to provide some indication to investors of the approximate NAV of the fund. If so, please include a discussion of the procedures AMEX will employ in order to assess the intra-day indicative value as well as the reliability of such figure. We note your response to prior comment 56 that appears to imply that no intra-day value will be available. Please revise or advise.

6. Please advise us as to whether you intend to significantly increase the size of this offering prior to requesting effectiveness.
In connection with this, we note your disclosure regarding management fees on page 32 that appears to anticipate over $500 million in assets under management.

7. We note your response to comment 6; however, Item 505 of Regulation S-K requires that you disclose the factors considered in determining the offering price. If the offering price was determined arbitrarily, please disclose this.




Cover Page

8. Please include disclosure on the cover page making clear that the pool is not a mutual fund registered under the Investment Company
Act
of 1940.

Prospectus Summary

9. Refer to comment 13. Your summary continues to include disclosure that is more appropriate for the body of the prospectus. Please limit your summary to a concise description of the material characteristics of the pool and the material terms of your offering.

10. We note your response to comment 53. Please revise the prospectus summary to include similar disclosure. Also, consider including a risk factor.

11. Please explain to investors the concept of investing "on a notional basis." In connection with this, please make clear that the notional amount is not equivalent to the actual amount of funds under management. In addition, please quantify the margin ratio you expect to employ in connection with this allocation.

Investment Objectives, page 2

12. Please revise this section to separately quantify the portion of
your proceeds that will be used to purchase (1) commodities
pursuant
to Gresham`s Tangible Asset Program; (2) options pursuant to your
"Option Strategy"; and (3) debt instruments.   Provide similar
disclosure under the heading "Overview of Commodity Investment Strategy and Integrated Investment Strategy" on pages 25 and 26.

Break-Even Analysis, page 11

13. We refer to footnote 8 to the break-even table and your disclosure that, "For investors who purchase shares in the secondary market, the interest income is expected to exceed the cost of operating the Fund." Since interest income affects only the NAV of the fund, which may differ from the market price of the shares being registered, please advise us as to why you believe it is appropriate to include interest income in the table. We refer also to NFA Compliance Rule 2-13 that specifically states that interest income is to be included in the break-even table "if pool participants are to receive some or all of the interest income generated by the pool."



Risk Factors

There is a risk that the Fund`s shares may trade at prices other than the Fund`s net asset value per share, page 17

14. We refer to your disclosure that states that, "the supply and demand forces at work in the secondary trading market for shares are closely related to, but not identical to, the same forces influencing the prices of the commodity contracts and other instruments held by the Master Fund at any point in time." Please expand your discussion to explain this statement in light of the fact that purchasers and sellers of your shares will not have information regarding the specific components of your portfolio at any given time.

Gresham will be using a strategy for the Master Fund that differs from the strategy on which its historical performance record is based, page 17

15. Please disclose under this heading, if true, that the intended effect of the integrated investment strategy is to hedge the performance of the TAPs program and, in effect, limit the level of gains or losses that the fund would otherwise achieve.

Management of the Fund and the Master Fund, page 26

16. Please briefly discuss the principal roles that your trustees will perform. We note your cross-reference to the Declaration of Trust on page 27, but feel that a brief discussion of the primary roles of the trustees is material information that should be included in the body of the prospectus. In connection with this, please discuss the role of your independent trustees, aside from satisfying
AMEX`s listing requirements.

17. Refer to comment 34. We are unable to locate the requested disclosure. Please direct us to the disclosure or revise to indicate the amount of time Mr. Amboian will serve as the President of the Manager and Director and Principal Executive Officer of the Trustee.

18. We note your response to comment 37. Please revise to provide a more robust description of your "rules based" investment strategy.

Managers and Subadvisors, page 27

19. We note your response to comment 40. Please revise to provide examples of events or circumstances that could cause the manager to change or deviate from the Master Fund`s investment strategy and the manner in which the strategy is implemented.

The Commodity Broker, page 35

20. Please revise to disclose the fees, if any, that you will pay
Lehman Brothers Inc. in connection with their services as the commodity broker.

Conflict of Interests, page 36

21. Refer to comment 44. We note your reference to your response to comment 47; however, that response is limited to conflicts involving combined orders. Please revise to indicate how you intend to resolve other conflicts noted in this section.

22. We note your response to comment 45. We also note your disclosure continues to include terms such as "from time to time" to discuss when and whether conflicts of interest may occur. Please revise or advise.

Conflicts Relating to the Commodity Subadvisor, page 36

23. Refer to comment 46. We note your revisions; however, we are unable to locate disclosure that specifies the legal restrictions on the combined size of specific commodity interests positions that may be taken for all accounts managed by the commodity subadvisor and its principals. Please revise or advise. In this regard, we note your disclosure regarding the effect of exceeding the limits.

Net Asset Value, page 42

24. Please revise to briefly describe the guidelines established by the manager that will be used as oversight of the values determined by an independent pricing service. In addition, if known, please identify the third party that will determine these values.

Signatures, page II-4

25. In your next amendment please include signatures of your principal financial officer, your controller or principal accounting officer and a majority of your trustees or persons performing similar functions. We refer to Instruction 1 to Form S-1.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Flinn at 202-551-3469 or Cicely
Lucky,
Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey A. Shady, Attorney-Advisor at 202-551-3471 or the undersigned at 202-551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel



cc:	Stacy H. Winick, Esq. (via facsimile)
      Bell, Boyd & Lloyd LLC

John P.  Amboian
Nuveen Commodities Income and Growth Fund
April 4, 2006
Page 6